Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 41

DATED NOVEMBER 1, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 41 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 37 dated September 8, 2006, Supplement No. 38 dated September 22, 2006, Supplement No. 39 dated October 11, 2006 and Supplement No. 40 dated October 20, 2006.  This supplement adds certain information to the prospectus section entitled “Business and Policies” and updates the information in the section entitled “Plan of Distribution” as described below.  You should read this Supplement No. 41 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 107 of the prospectus, and the subheading “Notes Receivable.”  The subsection “Notes Receivable” has been added by Supplement No. 39 after the discussion of “Other Policies,” which ends on page 114 of the prospectus, and before the subsection “Description of Real Estate Assets.”

Notes Receivable

Fourth Quarter Properties 124, LLC

On October 26, 2006, IAOS entered into a loan participation agreement with Inland Real Estate Corporation (IRC) by which IRC purchased a twenty-five percent interest in the loan for approximately $10.4 million in cash.  Pursuant to this agreement, IRC will share the rights and obligations of IAOS under the loan, which includes the right to IRC’s twenty-five percent portion of the loan fee and interest already paid by the borrower.

This section supplements the discussion contained in the prospectus under the heading “Business and Policies” which begins on page 107 of the prospectus.  A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Property Transactions – Probable Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are discussed under “Property Transactions – Acquired Properties.”

Description of Real Estate Assets

Property Transactions – Acquired Properties

Our joint venture, MB REIT purchased the following properties on the respective dates indicated below.

Bradley Portfolio; Brookfield, Hartland, Kenosha and Horicon, located in Wisconsin

On the respective dates listed in the table below, MB REIT purchased, through wholly-owned subsidiaries formed for this purpose, fee simple interests in four industrial properties from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  These four  properties are the first four  properties to be purchased out of a portfolio of thirty-three properties MB REIT anticipates purchasing from affiliates of Bradley Associates Limited Partnership.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of the four industrial properties closed:

Date		Approximate GLA	Approximate Purchase
Closed	Address	(Sq. Ft.)	Price
10/18/06	21875 Doral Road, Brookfield, Wisconsin	43,500	2,400,000
10/19/06	500 W. North Shore Drive, Hartland, Wisconsin	134,210	10,800,000
10/20/06	9625 55th Street, Kenosha, Wisconsin	175,052	13,500,000
10/23/06	301 Industrial Drive, Horicon, Wisconsin	139,000	7,400,000

MB REIT purchased these properties for a total purchase price of approximately $34.0 million in cash.  MB REIT may later borrow monies using one or more of the properties as collateral.

MB REIT does not intend to make significant repairs or improvements to any of these four properties over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The four industrial properties compete with similar properties within their respective market areas.  Each property competes with at least the number of similar properties reflected in the following table:

Property	Market/Submarket	Min. No. of Competitive Properties in Submarket
21875 Doral Road; Brookfield, Wisconsin	Milwaukee, Wisconsin/Waukesha County	4
500 W. North Shore Drive; Hartland, Wisconsin	Milwaukee, Wisconsin/Waukesha County	4
9625 55th Street; Kenosha, Wisconsin	Milwaukee, Wisconsin/Kenosha County	4
301 Industrial Drive; Horicon, Wisconsin	Milwaukee, Wisconsin/Dodge County	4

MB REIT is of the opinion that these four (4) properties are adequately covered by insurance.

The following table reflects the years during which each of the properties was built:

Property	Year of Construction
Brookfield, Wisconsin	Phase I - 1967, Phase II - 1976 Phase III - 1990 & Phase IV - 1991
Hartland, Wisconsin	2000
Kenosha, Wisconsin	Phase I - 1995, Phase II - 1999, & Phase III - 2001
Horicon, Wisconsin	1996

As of October 1, 2006, the four properties were one hundred percent (100%) occupied.  Each of the four industrial properties has one tenant that occupies one hundred percent (100%) of the total gross leasable area of that property. The leases for the four industrial properties require the respective tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)		Beginning	To

21875 Doral Road Brookfield, Wisconsin	The Lang Companies, LLC	43,500	2/5 yrs.	4.38	(3)	05/03	05/18

500 W. North Shore Drive, Hartland, Wisconsin	The Lang Companies LLC	134,210	2/10 yrs.	6.10	(3)	08/02	08/22

9625 55th Street Kenosha, Wisconsin	Pure-Flo MPC, Inc.	175,052	—	5.69	(2)	12/02	12/12

301 Industrial Drive Horicon, Wisconsin	Metals USA, Inc.	139,000	—	3.95	(1)	07/97	01/21

(1)

Future base rent per square foot is increased based upon annual increases in the Consumer Price Index.

(2)

This lease provides for a 2.5% base rent increase per year.

(3)

These leases provide for a 3% base rent increase per year.

The tenants at each property are responsible for paying real estate taxes directly to the taxing authorities in accordance with the terms of their leases. Real estate taxes payable in 2005 or 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were calculated by multiplying the properties’ assessed values by their respective tax rates as listed below.

For federal income tax purposes, the total depreciable basis in these four (4) properties is approximately $25.5 million. MB REIT calculates depreciation expense for tax purposes using the straight-line method. MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively. The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for each property.

	Real Estate	Real Estate	Income Tax Depreciable
Address	Tax Amount ($)	Tax Rate (%)	Basis ($)
			(in millions)

21875 Doral Road, Brookfield, Wisconsin	22,519	1.43	1.8
500 W. North Shore Drive, Hartland, Wisconsin	134,303	1.85	8.1
9625 55th Street, Kenosha, Wisconsin	230,200	2.30	10.1
301 Industrial Drive, Horicon, Wisconsin	85,400	2.60	5.5

The table below sets forth certain information, to the extent historical information is available, with respect to the occupancy rate at each of the four (4) properties expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each year in the five-year period ended December 31, 2005.

	Occupancy Rate as of December 31,
Address	2001	2002	2003	2004	2005

21875 Doral Road, Brookfield, Wisconsin	100%	100%	100%	100%	100%
500 W. North Shore Drive, Hartland, Wisconsin	100%	100%	100%	100%	100%
9625 55th Street, Kenosha, Wisconsin	100%	100%	100%	100%	100%
301 Industrial Drive, Horicon, Wisconsin	100%	100%	100%	100%	100%

	Effective Annual Rent per Square Foot ($ ) as of December 31,
Address	2001	2002	2003	2004	2005

21875 Doral Road, Brookfield, Wisconsin	N/A	N/A	4.13	4.21	4.29
500 W. North Shore Drive, Hartland, Wisconsin	N/A	5.38	5.51	5.59	5.59
9625 55th Street, Kenosha, Wisconsin	N/A	N/A	5.37	5.53	5.69
301 Industrial Drive, Horicon, Wisconsin	3.54	3.54	3.73	3.73	3.73

Washington Mutual Office/Data Center; Arlington, Texas

On October 20, 2006, MB REIT purchased, through a wholly-owned subsidiary formed for this purpose, a fee simple interest in a freestanding office property known as the Washington Mutual Office/Data Center that contains a total of approximately 239,905 gross leasable square feet.  The property is located at 3801 South Collins in Arlington, Texas, and consists of 180,000 square feet of office space and 59,905 square feet of Tier Three level data center space.  The Washington Mutual Office/Data Center was originally constructed as an interior outlet mall in 1983 and was later renovated into an office and data center complex.  The property is located in the Dallas/Ft. Worth market and Arlington submarket.  The property competes with at least six other office properties in its submarket for tenants.

MB REIT purchased this property for approximately $38 million in cash from an unaffiliated third party, Collins Walton Buckner, L.P.  MB REIT may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years.  If any repairs or improvements are made, the tenant may be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.  The lease obligates the landlord to replace the HVAC units in the property if the landlord and tenant reasonably determine that the HVAC system is not functioning properly and tenant’s repair would be impracticable.  A property condition assessment has indicated an immediate need to replace all of the HVAC units in the property at an estimated cost of $550,000.  This cost will be reimbursed ratably by the tenant over the expected life of the units (15 years) for the remainder of the tenant’s lease term, as it may be extended.  The tenant has decided to replace the HVAC units itself at its sole expense.

MB REIT is of the opinion that the property is adequately covered by insurance.

As of October 1, 2006, this property was one hundred percent (100%) occupied by Providian Bancorp Services (Providian), a California corporation and subsidiary of Washington Mutual Bank.  Washington Mutual Bank has guaranteed the performance by Providian of its obligations under the lease.  The lease requires Providian to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	Total GLA	Annum ($)	Options	Beginning	To
Providian Bancorp Services	239,905	100	12.70	2/5 yr.	09/06	08/11
			13.20		09/11	08/13

In addition to the monthly base rent, MB REIT anticipates receiving monthly payments totaling approximately $233,606 over the 34 months following the date of acquisition for parking lot reimbursements in accordance with the terms of the tenant’s lease.

In general, the tenant is required to pay real estate taxes, insurance, utilities and common area maintenance costs, although the lease with this tenant limits the liability for controllable common area maintenance costs to 105% of the costs that were incurred in the previous year.

Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $483,800.  The real estate taxes payable were calculated by multiplying Washington Mutual Office/Data Center’s assessed value by a tax rate of 3.04%.

For federal income tax purposes, the depreciable basis in this property is approximately $28.5 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The lease represents total annual base rental income of $3,166,746 and expires in August 2013.

The table below sets forth certain information with respect to the occupancy rate at Washington Mutual Office/Data Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot

2005	100%	10.00
2004	100%	10.00
2003	100%	9.88
2002	100%	9.75
2001	86%	9.75

Property Transactions – Probable Acquisitions

Our joint venture, MB REIT, has identified the following property as a probable acquisition:

State Street Market; Rockford, Illinois

MB REIT anticipates purchasing a fee simple interest in a retail center known as State Street Market that contains approximately 193,777 gross leasable square feet.  The center is located at 6380 East State Street in Rockford, Illinois.  As of October 1, 2006, this property was one hundred percent occupied, with a total of approximately 193,777 square feet leased to six tenants.  The property competes with at least four other retail centers in the Rockford retail market for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Market Shopping Center LLC, for approximately $19.0 million in cash.  If MB REIT acquires this property, MB REIT may later borrow monies using it as collateral.

If MB REIT acquires this property, MB REIT does not expect to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants may be obligated to pay a portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Three tenants, Dick's Sporting Goods, PetSmart and Burlington Coat Factory, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Dick's Sporting Goods	60,000	31	10.25	3/5 yr.	05/06	04/11

PetSmart	26,507	14	10.00	4/5 yr.	02/02	01/07
			10.50		02/07	01/12

Burlington Coat Factory	72,720	37	7.25	4/5 yr.	08/05	08/10

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with two tenants only require the tenants to pay these expenses in excess of a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $419,800.  The real estate taxes paid were calculated by multiplying State Street Market's assessed value by a tax rate of 10.78%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $14.0 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	1	18,800	155,100	8.88%
2010	2	82,740	604,350	37.96%
2011	1	60,000	615,000	62.26%
2012	2	32,507	372,824	100.00%
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at State Street Market expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	8.75
2004	100%	8.67
2003	100%	8.67
2002	100%	8.67
2001	100%	8.57

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of October 27, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	106,691,262	1,066,912,620	112,025,825	954,886,795

Shares sold pursuant to our distribution reinvestment program:	1,442,782	13,706,430	-	13,706,430

	108,154,044	1,080,819,050	112,025,825	968,793,225

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.